EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31,
2004
Net income from continuing operations, less preferred dividends	$129,424
Preferred dividends	33,777
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(10,202)
Minority interest in earnings of common unitholders	13,425
Interest expense	135,130
Earnings before fixed charges	$301,554

Interest expense	$135,130
Interest costs capitalized	5,961
Total fixed charges	141,091

Preferred dividends	33,777
Total fixed charges and preferred dividends	$174,868

Ratio of earnings to fixed charges	2.14

Ratio of earnings to combined fixed charges and preferred dividends	1.72